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                                                                    Exhibit 99.2

                                 [Company logo]
                        GUANGSHEN RAILWAY COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

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          PROXY FORM FOR USE BY SHAREHOLDERS      Number of shares to which this
         AT THE EXTRAORDINARY GENERAL MEETING     proxy form relates: (Note 1)
                                                 -------------------------------

I/We (Note 2) _________________________________________________________________
of ____________________________________________________________________________
being the registered shareholder of Guangshen Railway Company Limited (the "Company") hereby appoint THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING/ (note 3) of ___________________________________________________________________
as my/our proxy to attend and vote on my/our behalf at the Extraordinary General Meeting ("EGM") of the Company (or any adjournment thereof) to be held at the Meeting Room of the Company at 3rd Floor, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, at 9:30a.m. on 4 December 2008 in respect of the resolution listed in the notice of the EGM as indicated hereunder. Failure to complete the boxes will entitle my/our proxy to vote or abstain at his/her own discretion.



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                                      RESOLUTION                                     FOR(Note 4)        AGAINST(Note 4)
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
1.   To approve the proposed revision of the annual caps for the three financial years ending 31 December 2010 in relation to the continuing connected transactions under the comprehensive services agreement dated 5 November
     2007 entered into between the Company and Guangzhou Railway (Group) Company
     (Chinese Character) to RMB5,829.05 million, RMB6,703.41 million and
     RMB7,708.92 million, respectively, together with the breakdown of such annual caps in respect of the relevant types of services as set out in the circular of the Company dated 20 October 2008, and to authorise any one director of the Company to do all such further acts and things and execute all such further documents and take all such steps as he or she may consider necessary, desirable or expedient to implement and/or give effect to such revision.
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2.   To approve the proposed revision of the annual caps for the three financial years ending 31 December 2010 in relation to the continuing connected transactions under the comprehensive services agreement dated 5 November
     2007 entered into between the Company and Guangzhou Railway Group Yang
     Cheng Railway Industrial Company (Chinese Character) to RMB824.68 million,
     RMB948.38 million and RMB1,090.64 million, respectively, together with the breakdown of such annual caps in respect of the relevant types of services as set out in the circular of the Company dated 20 October 2008, and to authorise any one director of the Company to do all such further acts and things and execute all such further documents and take all such steps as he or she may consider necessary, desirable or expedient to implement and/or give effect to such revision.
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3.   To approve the proposed revision of the annual caps for the three financial years ending 31 December 2010 in relation to the continuing connected transactions under the comprehensive services agreement dated 5 November
     2007 entered into between the Company and Guangshen Railway Enterprise
     Development Company (Chinese Character) to RMB345 million, RMB396.75 million and RMB456.26 million, respectively, together with the breakdown of such annual caps in respect of the relevant types of services as set out in the circular of the Company dated 20 October 2008, and to authorise any one director of the Company to do all such further acts and things and execute all such further documents and take all such steps as he or she may consider necessary, desirable or expedient to implement and/or give effect to such revision.
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4.   To approve the removal of Mr. Yang Yiping from the office of a director of the fifth session of the board of directors of the Company with immediate effect.
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5.   To approve the appointment of Mr. Shen Yi as an executive director of the fifth session of the board of directors of the Company with immediate effect.
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

Date: ________________ 2008                   Signature ________________(Note 5)

Notes:

1. Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the aforesaid number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.
2.   Full name(s) and address(es) must be inserted in BLOCK LETTERS.
3. If any proxy other than the chairman is preferred, strike out "THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING/" and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the EGM. The proxy or proxies need not be a member of the Company. Any alteration made to this proxy form must be signed by the person who signs it.
4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLACE A "V" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLACE AN "V" IN THE BOX MARKED "AGAINST". Failure to complete the above-mentioned boxes will entitle your proxy to cast your vote(s) or abstain at his/her discretion.
5. This proxy form must be signed by you or your attorney duly authorized in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointor is corporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing.
6. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form is signed must be lodged at the Secretariat of the Board of Directors of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China not less than 24 hours before the commencement of the EGM or any adjournment thereof (as the case may be).
7. Completion and delivery of this proxy form will not preclude you from attending and voting at the EGM or any adjournment thereof should you so wish.